Exhibit 99.1

Ballard announces 150-million-kilometer milestone

VANCOUVER, BC, March 27, 2023 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced the Company's proton exchange membrane (PEM) fuel cells have now powered Fuel Cell Electric Vehicles – or FCEVs – in commercial Heavy and Medium-Duty Motive vehicles for an industry-leading total of more than 150 million kilometers. This is roughly equivalent to circling the Earth over 3,700 times. To reach this milestone, Ballard fuel cells powered over 3,800 buses and trucks, providing zero-emission mobility solutions in approximately 15 countries around the world.

Mr. Randy MacEwen, President and Chief Executive Officer said, "At Ballard, we are designing our PEM fuel cell engines for heavy-duty mobility applications where zero emissions, reliability, and durability are key differentiators for end-user total cost of ownership. We continue to set the industry benchmark for PEM fuel cell performance in our target markets. The accumulated distance driven by FCEVs powered by our technology underlines Ballard's customer focus and commitment to reliable service and high uptime."

Mr. MacEwen continued, "We achieve this industry milestone at a time when we are seeing growing customer interest in the adoption of hydrogen fuel cells in our key mobility verticals of bus, truck, rail, and marine, as well as off-highway and stationary power applications. Our learnings from real-world experience will continue to help us optimize our products from a total cost of ownership perspective and deliver products to meet zero-emissions targets without disrupting existing operating practices, including range, payload, and refueling time."

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Strategy, +1.604.453.3939 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 27-MAR-23